FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of January, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	A press release regarding the proposed new A and H shares issue by Huaneng Power International, Inc. (the "Registrant"), made by the Registrant on January 17, 2010.; and
2.
An announcement on the new A and H shares issue, connected transactions, proposed amendments to articles of association and resumption of trading in H of the Registrant, made by the Registrant on January 18, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By  /s/ Gu Biquan

Name:      Gu Biquan

Title:        Company Secretary

Date:    January 18, 2010

TO: Business Editor [FOR IMMEDIATE RELEASE]	17 January 2010

HUANENG POWER INTERNATIONAL, INC.

Proposes to Issue New A Shares and New H Shares

(17 January 2010, Beijing, the PRC) Huaneng Power International, Inc. (“HPI” or the “Company”) (NYSE：HNP; HKEx: 902; SSE: 600011) is pleased to announce that, for purpose of adjusting its capital structure, lowering the gearing ratio and satisfying more appropriately the requirements of funds for the new construction projects, with approval from the board of directors of the Company on 15 January 2010, the Company proposes to issue no more than 1,200 million new A Shares by way of placement to no more than 10 designated investors including China Huaneng Group (“Huaneng Group”) (the “New A Share Issue”). If the total number of shares to be issued in the New A Share Issue reaches 1,200 million shares, 400 million new A Shares will be issued to Huaneng Group, with the remaining 800 million New A Shares to be issued to other designated investors. If for whatever reason the total number of shares to be issued to other designated investors in the New A Share Issue is less than 800 million shares, the number of A Shares to be issued to Huaneng Group will be correspondingly adjusted on a pro rata basis. Concurrently, if the total number of shares to be issued in the New A Share Issue reaches 1,200 million shares,  the Company will issue 400 million new H Shares to China Hua Neng Group H.K. Ltd. (“Hua Neng HK“)(the “New H Share Issue”). If the total number of shares to be issued in the New A Share Issue is less than 1,200 million, the number of H Shares to be issued in the New H Share Issue will be correspondingly adjusted on a pro rata basis.

The subscription price per new A Share pursuant to the New A Share Issue shall be no less than RMB7.13 (90% of the average trading price per A Share as quoted on the Shanghai Stock Exchange for the 20 trading days immediately prior to 18 January 2010 (the “Price Determination Date”). The final subscription price per new A Share will be determined in the book-building process following the obtaining of the approvals for the New Issue from the China Securities Regulatory Commission. Huaneng Group will not participate in the quotation of the book-building process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors in the New A Share Issue. The subscription price per new H share pursuant to the New H Share Issue will be the higher of the average trading price per H share as quoted on the Hong Kong Stock Exchange for the 20 trading days immediately prior to the Price Determination Date (i.e. HK$4.46) or the closing price per H Share on the last trading day as quoted on the Hong Kong Stock Exchange immediately prior to the Price Determination Date, with a share price

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premium of 5% (i.e. at HK$4.97 per new H Share).

The proposed New A Share Issue and New H Share Issue will be subject to the approvals by the general shareholder meeting, class shareholder meetings and the relevant regulatory authorities.

The proceeds to be raised in the New A Share Issue are planned to be used in the following projects: Gansu Ganhekou Second Wind Power Plant Project; Gansu Qiaowan Second Wind Power Plant Project; Gansu Qiaowan Third Wind Power Plant Project (North); Huaneng Kangbao Wind Power (49.5MW) Phase I Project; Jiangsu Huaneng Jinling Power Plant Phase II Project (closing down smaller coal-fired generation units and replacing by larger generation units); Huaneng Fuzhou Power Plant Phase III Expansion Project; Huaneng Pingliang Power Plant Phase II Expansion Project; Hunan Huaneng Yueyang Power Plant Phase III Project (closing down smaller coal-fired generation units and replacing by larger generation units); and repayment of loans to financial institutions. The proceeds to be raised in the New H Share Issue are planned to be used to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for the development of overseas business. The New A Share Issue and the New H Share Issue are expected to substantiate the Company’s capital strength, further expand the scale of the Company’s installation capacity, optimize the power-generating assets structure, increase the earning power and core competitiveness, realize sustainable development and reward the investors with good performances.

At the request of the Company, trading in the A Shares and H Shares of the Company has been suspended on the Shanghai Stock Exchange and Hong Kong Stock Exchange, respectively, with effect from 9:30 a.m. on 8 January 2010 (Beijing/Hong Kong Time), and trading in the American depositary shares of the Company has been suspended on the New York Stock Exchange with effect from 9:30 a.m. on 7 January 2010 (New York Time). The Company proposes to resume trading in its A Shares, H Shares and American depositary shares on the respective stock exchanges with effect from 9:30 a.m. on 18 January 2010 (local time).

Huaneng Power International, Inc. wholly-owns 19 operating power plants, and has controlling interests in 17 operating power plants and minority interests in 5 operating power companies within China. Such power plants are located in 17 provinces, municipalities and autonomous regions in China. The Company also has a wholly-owned generation company in Singapore. Currently, the Company is one of China's largest listed power producers with controlled generation capacity of 48,548MW and equity-based generation capacity of 45,340 MW.

Huaneng Group is the controlling shareholder of Huaneng International Power Development Corporation (“HIPDC”), holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an aggregate of 8.92% direct and indirect interest in the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company.

Hua Neng Group HK is a wholly owned subsidiary of Huaneng Group and is

2

principally engaged in investment, construction, management, development and holding of power plants and other energy related projects.

~ End ~

For enquiries, please contact:
Huaneng Power International, Inc.
Ms. MENG Jing / Ms. ZHAO Lin
Tel:	(8610) 6649 1856 / 1866
Fax:	(8610) 6649 1860
Email:	zqb@hpi.com.cn

Wonderful Sky Financial Group Limited
Ms. Katy CHAN / Mr. Ivan KAU / Ms. Christine GU / Mr. Raymond HOU
Tel:	(852) 2851 1038
Fax:	(852) 2815 1352
Email:	katychan@wsfg.hk / ivankau@wsfg.hk / christinegu@wsfg.hk / raymondhou@wsfg.hk

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of Huaneng Power International, Inc..

ISSUE OF NEW A SHARES AND NEW H SHARES
CONNECTED TRANSACTIONS
PROPOSED AMENDMENTS TO ARTICLES OF ASSOCIATION
AND
RESUMPTION OF TRADING IN H SHARES

ISSUE OF NEW A SHARES AND NEW H SHARES

On 15 January 2010, the Board approved the New Issue, pursuant to which the Company would issue not exceeding 1,200 million new A Shares by way of placement to not more than 10 designated investors including Huaneng Group. If the total shares issued under the New A Share Issue amounts to 1,200 million shares, 400 million new A Shares of which shall be issued to Huaneng Group, with the remaining 800 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Concurrently, if the total shares issued under the New A Share Issue amounts to 1,200 million shares, then the Company shall issue 400 million new H Shares to Hua Neng HK. If the total shares issued under the New A Share Issue are less than 1,200 million, then the number of H Shares to be issued out of the New H Share Issue will correspondingly be adjusted on a pro rata basis.

On 15 January 2010, as part of the New Issue, the Company and Huaneng Group entered into the A Shares Subscription Agreement, pursuant to which the Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 400 million new A Shares of the Company. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Based on the subscription price per new A Share of not less than RMB7.13 and on the assumption that Huaneng Group shall subscribe for 400 million new A Shares, the consideration in aggregate will  be not less than RMB2,852 million.

On the same date, as part of the New Issue, the Company and Hua Neng HK (a wholly-owned subsidiary of Huaneng Group) entered into the H Shares Subscription Agreement, pursuant to which the Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 400 million new H Shares of the Company while in any event the issuing size shall not exceed the number as approved by the CSRC. If the total shares to be issued out of the New A Share Issue are less than 1,200 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. Based on the subscription price of HK$4.97 per new H Share and on the assumption that Hua Neng HK shall subscribe for 400 million new H Shares, the consideration in aggregate shall be HK$1,988 million (approximately RMB1,749.44 million).

In accordance with the Articles of Association, the Hong Kong Listing Rules and applicable rules and regulations in the PRC, the New Issue constitutes a variation of class rights of the holders of A Shares and the holders of H Shares. Therefore, the New Issue is subject to approvals of Shareholders by way of special resolutions at the general meeting and separate class meetings. Huaneng Group, Hua Neng HK and their associates will abstain from voting at the EGM and Class Meetings.

Huaneng Group holds a 51.98% direct interest and 5% indirect interest in HIPDC while HIPDC, as the direct controlling shareholder of the Company, holds 42.03% of the total issued share capital of the Company. In addition, Huaneng Group holds an aggregate of 8.92% direct and indirect interest in the Company. Hua Neng HK is a wholly owned subsidiary of Huaneng Group. Therefore, Huaneng Group and Hua Neng HK are connected persons of the Company under the Hong Kong Listing Rules. The transactions between the Company and each of Huaneng Group and Hua Neng HK as contemplated by the New Issue thus constitute connected transactions of the Company, subject to reporting, announcement and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

The Company will convene an EGM and Class Meetings for the purpose of seeking the approvals from Independent Shareholders for the New Issue Connected Transactions (including the Subscription Agreements). According to the Hong Kong Listing Rules, Huaneng Group, Hua Neng HK and their respective associates will abstain from voting in respect of the resolutions relating to the New Issue Connected Transactions.

The Company and the Independent Board Committee have reviewed the New Issue Connected Transactions. The Company will appoint an independent financial adviser to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the New Issue Connected Transactions are fair and reasonable and whether the New Issue Connected Transactions are in the interests of the Company and its shareholders as a whole, and to advise the Independent Shareholders on how to vote. The Company expects that the notices of the EGM, H Share Class Meeting and the circular giving further information relevant to the New Issue Connected Transactions and containing the advice of the independent financial adviser, and the recommendations from the Independent Directors are expected to be despatched to Shareholders within 21 days from the date of this announcement.

The parties participating in the New A Share Issue will consist of not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the Company has not yet entered into any agreement with any investors with respect to the New A Share Issue. Accordingly, the identities of the other designated investors and the number of A Shares to be subscribed by them under the New A Share Issue can only be ascertained when the Company has, pursuant to the rules prescribed by the CSRC, obtained the approvals for the New A Share Issue and completed the book-building process. If, after ascertaining the identities of other designated investors under the New A Share Issue, it is known that such designated investor(s) is/are connected person(s) to the Company under the Hong Kong Listing Rules, the Company shall comply with the relevant requirements of information disclosure and (if required) obtaining of approval from Independent Shareholders as per the Hong Kong Listing Rules.

WARNING: The New Issue is a possibility only. Completion of the New Issue is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned below. Accordingly, the Subscription Agreements may or may not be completed and the New Issue may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

The New A Share Issue and the New H Share Issue are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue or the New H Share Issue. Concurrently, the placements of the new A Shares to Huaneng Group and the new H Shares to Hua Neng HK, respectively, are subject to condition that the Company is satisfied with the results of the book-building of the New A Share Issue (including the final  subscription price per Share and the number of shares to be issued).

RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 8 January 2010. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:30 a.m. on 18 January 2010.

1.	RELATIONSHIPS BETWEEN THE COMPANY, HUANENG GROUP AND HUA NENG HK

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China. As at 30 September 2009, the installed capacity on an equity basis of the Company was 40,975 MW and the controlled installed capacity was 43,782 MW.

Huaneng Group is principally engaged in the operation and management of enterprise investment; the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to information, transportation, new energy and environmental protection industries and related products.

Hua Neng HK is a wholly owned subsidiary of Huaneng Group and is principally engaged in investment, construction, management, development and holding of power plants and other energy related projects.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an aggregate of 8.92% direct and indirect interest in the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company.

The relationships between the Company, Huaneng Group and Hua Neng HK are illustrated as follows:

*	Huaneng Group, through Hua Neng HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC.
#	The 0.17% total issued shares of the Company held by Hua Neng HK are H Shares.

According to the Hong Kong Listing Rules, Huaneng Group and Hua Neng HK are connected persons of the Company, and accordingly, the New A Share Issue and the New H Share Issue by the Company to Huaneng Group and Hua Neng HK, respectively, constitute connected transactions of the Company.

2.	APPROVAL FROM THE BOARD FOR THE NEW ISSUE

On 15 January 2010, the Board approved the New Issue, pursuant to which the Company would issue not exceeding 1,200 million new A Shares by way of placement to not more than 10 designated investors including Huaneng Group. The total shares to be issued will be decided by the Company and the lead underwriter of the New A Share Issue, depending on the subscription rate by the designated investors and conditional upon the H Shares in the issued share capital of the Company being not less than 25% of the total issued share capital of the Company immediately following the completion of the New A Share Issue and the New H Share Issue. If the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, 400 million new A Shares of which will be issued to Huaneng Group, with the remaining 800 million new A Shares to be issued to other designated investors. If for whatever reason the total shares to be issued out of the valid subscription of the New A Share Issue to other designated investors are less than 800 million shares, the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. Concurrently, if the total shares to be issued under the New A Share Issue amounts to 1,200 million shares, then the Company shall issue 400 million new H Shares to Hua Neng HK. If the total shares to be issued under the New A Share Issue are less than 1,200 million, the number of H Shares to be issued out of the New H Share Issue shall correspondingly be adjusted on a pro rata basis.

As part of the New Issue, the Company entered into the A Shares Subscription Agreement and H Shares Subscription Agreement with Huaneng Group and Hua Neng HK, respectively.

3.	NEW A SHARE ISSUE
	3.1	Subscription of New A Shares by Huaneng Group
A Shares Subscription Agreement dated 15 January 2010 Parties
(1) The Company, as the issuer.

(2) Huaneng Group, as the subscriber.

Subscription of new A Shares

The Company agreed to issue to Huaneng Group and Huaneng Group agreed to subscribe for 400 million new A Shares of the Company. If for whatever reason the aggregate number of shares to be issued out of the valid subscription of the New A Share Issue to other designated investors is less than 800 million shares, then the number of A Shares to be issued to Huaneng Group shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

Aggregate number of shares to be issued out
Number of new		of the valid subscription of the New A
A Shares to be issued	= 400 million shares x	Share Issue to other investors
800 million shares

Assuming Huaneng Group will subscribe for 400 million new A Shares, such new A Shares will represent approximately 4.44% of the existing issued share capital of the A Shares of the Company, approximately 3.92% of the issued share capital of the A Shares of the Company as enlarged by the issue of the new A Shares and approximately 2.93% of the Company’s enlarged issued share capital after completion of the New Issue. Immediately after completion of the New Issue and taking into account the aggregate of 6,121,786,667 A Shares already held by Huaneng Group (directly, and indirectly through HIPDC) (representing approximately 68.02% of the existing issued share capital of the A Shares of the Company), Huaneng Group (directly, and indirectly through HIPDC) will hold an aggregate of not more than 6,521,786,667 A Shares, representing approximately 63.94% of the issued share capital of A Shares of the Company as enlarged by the issue of the new A Shares and approximately 47.76% of the Company’s enlarged issued share capital after completion of the New Issue.

Subscription price per new A Share

The subscription price per new A Share pursuant to the New A Share Issue shall be not less than RMB7.13, i.e. not less than 90% of the average trading price (Note 1) per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date. The subscription price per new A Share in concrete terms shall be ascertained on the book-building basis following the obtaining of the approvals for the New Issue from the CSRC, i.e. it will be decided by the Company and the lead underwriter of the new A share Issue, depending on the subscription rate by other investors pursuant to the New A Share Issue and the principle of priority in pricing. Huaneng Group will not participate in the quotation of the book-building process for the New A Share Issue and the subscription price of Huaneng Group shall be the same as that of other investors who have participated in the New A Share Issue. If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the New Issue, then the abovementioned lowest subscription price per Share and the maximum number of shares to be issued shall be adjusted correspondingly.

Note 1:	The calculation of
	the average trading price of the Company’s A Shares	The aggregate amount of A Shares traded on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date
=
	for the twenty trading days immediately prior to the Price Determination Date	The aggregate number of A Shares traded on the Shanghai Stock Exchange for the twenty trading days immediately prior to the Price Determination Date.

The Company will make further announcement regarding the net subscription price of each new A Share when the expenses of the New Issue are ascertained.

Aggregate subscription amount

The aggregate subscription amount by Huaneng Group in the New A Share Issue shall be the product of the subscription price per new A Share and the number of the A Shares subscribed for by Huaneng Group. Based on the subscription price per new A Share of not less than RMB7.13 and on the assumption that Huaneng Group shall subscribe for 400 million new A Shares, the consideration in aggregate will be not less than RMB2,852 million.

Conditions precedent

The completion obligation under the A Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the New A Share Issue, the approval regarding the New A Share Issue from the CSRC and the approvals from the relevant government authorities on the related matters regarding the New A Share Issue;

2.	all conditions precedent contained in the A Shares Subscription Agreement have been satisfied or properly waived;

3.	the Company is satisfied with the result of the book-building for New Share A Issue (including the final subscription price per share and the number of shares to be issued);

4.
the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transactions contemplated under the A Shares Subscription Agreement;

5.
representations and warranties made by Huaneng Group in the A Shares Subscription Agreement are true and accurate in all material respects and Huaneng Group has fulfilled in all material respects its obligations under the A Shares Subscription Agreement; and

6.	representations and warranties made by the Company in the A Shares

Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the A Shares Subscription Agreement.

Completion

Completion shall be take place on the 7th business day following the last conditions precedent contained in the A Shares Subscription Agreement is satisfied (or properly waived), or on any other date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Huaneng Group shall attend to and complete the relevant business administration registration procedures after completion of the New A Share Issue.

Lock-up period

Huaneng Group shall not deal in or dispose of any of the new A Shares subscribed by it pursuant to the New A Share Issue within a period of 36 months from the completion of the New A Share Issue.

3.2
Subscription by other investors

The parties participating in the New A Share Issue will consist of not more than 10 designated investors including Huaneng Group. Apart from Huaneng Group, the Company has not yet entered into any agreement with any investors with respect to the New A Share Issue. Accordingly, the identities of the other designated investors and the number of A Shares to be subscribed by them under the New A Share Issue can only be ascertained when the Company has, pursuant to the rules prescribed by the CSRC, obtained the approvals for the New A Share Issue and completed the book-building process. The subscription price for the new A Share shall be the same subscription price for the new A Shares subscribed by Huaneng Group.

If, after ascertaining the identities of other designated investors under the New A Share Issue, it is known that such designated investor(s) is/are connected person(s) to the Company under the Hong Kong Listing Rules, the Company shall comply with the relevant requirements of information disclosure and (if required) obtaining of approval from Independent Shareholders as per the Hong Kong Listing Rules.

Designated investors shall not deal in or dispose of any of the new A Shares subscribed by each of them pursuant to the New A Share Issue within a period of 12 months from the completion of the New A Share Issue.
4.	New H Share Issue
	4.1	Subscription of new H Shares by Hua Neng HK
H Shares Subscription Agreement dated 15 January 2010 Parties
(1) The Company, as the issuer.
(2) Hua Neng HK, a wholly-owned subsidiary of Huaneng Group, as the subscriber.

Subscription of new H Shares

The Company agreed to issue to Hua Neng HK and Hua Neng HK agreed to subscribe for 400 million new H Shares of the Company while in any event the issue size shall not exceed the number as approved by the CSRC. If the aggregate number of shares to be issued out of the New A Share Issue is less than 1,200 million shares, then the number of H Shares to be issued to Hua Neng HK shall correspondingly be adjusted on a pro rata basis. The calculation shall be as follows:

400 million shares	x	the aggregate number of actual shares to be issued out of the New A Share Issue 1,200 million shares

Assuming Hua Neng HK will subscribe for 400 million new H Shares, those Shares shall represent approximately 13.09% of the existing issued share capital of H Shares of the Company, approximately 11.58% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 2.93% of the Company’s enlarged issued share capital after completion of the New Issue. Immediately after completion of the New Issue, and taking into account the 20,000,000 H Shares already held by Hua Neng HK (representing approximately 0.65% of the existing issued share capital of H Shares of the Company), Huaneng Group will, directly and indirectly hold an aggregate of 420,000,000 Shares, representing approximately 12.15% of the issued share capital of H Shares of the Company as enlarged by the issue of the new H Shares and approximately 3.08% of the Company’s enlarged issued share capital after completion of the New Issue.

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

Subscription price per new H Share

The Subscription price per new H share pursuant to the New H Share Issue shall be the  higher of the average trading price (Note 2) per H share as quoted on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date (i.e. HK$4.46) or the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date (i.e. HK$4.73), with a share price premium of 5% (i.e. at HK$4.97 per new H Share). If the Company carries out any distribution of equity interest, conversion of shares from reserve fund or placing having the effect of ex-rights, ex-dividend, etc. prior to the closing of the New Issue, then the abovementioned lowest subscription price per new H Share and the maximum number of new H Shares to be issued shall be adjusted correspondingly.

For reference only, the subscription price per new H Share (HK$4.97) represents:

(a)
a premium of approximately 5% over the closing price of HK$4.73 per H Share quoted on the Stock Exchange on 7 January 2010, being the last trading day preceding the date of suspension of trading in the H Shares;

(b)
a premium of approximately 9.47% over the average closing price of HK$4.54 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares;

(c)
a premium of approximately 11.94% over the average closing price of HK$4.44 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares;

(d)
a premium of approximately 12.70% over the average closing price of HK$4.41 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares; and

(e)
a premium of approximately 11.43% over the average trading price of HK$4.46 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 8 January 2010, being the date of suspension of trading in the H Shares.

Note 2:	The average trading price of the Company’s H shares		The aggregate amount of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date
=
	for the twenty trading days immediately prior to the Price Determination Date		The aggregate number of H Shares traded on the Stock Exchange for the twenty trading days immediately prior to the Price Determination Date.

After ascertaining the expenses of the New Issue, the Company will make further announcement regarding the net subscription price of each new H Share.

Aggregate subscription amount

The aggregate subscription amount by Hua Neng HK in the New H Share Issue shall be the product of the subscription price per new H Share and the number of the H Shares subscribed for by Hua Neng HK. Based on the subscription price of HK$4.97 per new H Share and on the assumption that Hua Neng HK shall subscribe for 400 million new H Shares, the consideration in aggregate shall be HK$1,988 million (approximately RMB1,749.44 million).

Conditions precedent

The completion obligation under the H Shares Subscription Agreement shall arise upon the satisfaction or proper waiver of the following conditions precedent:

1.
upon the obtaining of the approvals from the Independent Shareholders at EGM and Class Meeting regarding the New H Share Issue, the approval regarding the New H Share Issue from the CSRC, the approval from the Listing Committee of the Stock Exchange relating to the trading of and the dealing in H Shares pursuant to the New H Share Issue and the approvals from the relevant government authorities on the related matters regarding the New H Share Issue;

2.	all conditions precedent contained in the H Shares Subscription Agreement have been satisfied or properly waived;

3.
the relevant government authorities have not issued, promulgated or implemented any law, regulations, rules, guidance, order or notice prohibiting the completion of the transaction contemplated under the H Shares Subscription Agreement;

4.
representations and warranties made by Hua Neng HK in the H Shares Subscription Agreement are true and accurate in all material respects and Hua Neng HK has fulfilled in all material respects its obligations under the H Shares Subscription Agreement; and

5.
representations and warranties made by the Company in the H Shares Subscription Agreement are true and accurate in all material respects and the Company has fulfilled in all material respects its obligations under the H Shares Subscription Agreement.

Completion

Completion shall be take place on the seventh business day following the last conditions precedent contained in the H Shares Subscription Agreement is satisfied (or properly waived), or on any other date as agreed by Huaneng Group and the Company (but shall not be earlier than the date on which all the conditions precedent are satisfied or properly waived). The Company and Hua Neng HK shall attend to and complete the relevant business administration registration procedures after completion of the New H Share Issue.

Lock-up period

Hua Neng HK shall not deal in or dispose of any of the new H Shares subscribed by it pursuant to the New H Share Issue within a period of 12 months from the completion of the New H Share Issue.

5.	RANKING OF NEW SHARES TO BE ISSUED

The new A Shares to be issued pursuant to the New A Share Issue will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares.

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Share.
6.	SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the date of this announcement and immediately after completion of the New Issue (assuming Huaneng Group and Hua Neng HK each subscribed for 400 million new A Shares and 400 million new H Shares, respectively, and the other designated investors (not exceeding 9 investors in total) have fully paid up the subscription price of the 800 million new A shares):

			Designated investors participating in the New Issue* (i.e. Designated Investors excluding Huaneng
	Huaneng Group	Hua Neng HK	Group)	Public	Public

	(A Shares)	(H Shares)	(A Shares)	(A Shares)	(H Shares)	Total

Number of Shares held as at the date of this announcement	6,121,786,667	20,000,000	—	2,878,213,333	3,035,383,440	12,055,383,440

% to the existing total issued share capital of the Company as at the date of this announcement	50.78%	0.17%	—	23.87%	25.18%	100%

Number of new H Shares/A Shares held	400,000,000	400,000,000	800,000,000	—	—	1,600,000,000

Number of Shares held immediately after completion of the New Issue	6,521,786,667	420,000,000	—	3,678,213,333	3,035,383,440	13,655,383,440

% to the total issued enlarged share capital of the Company immediately after completion of the New Issue	47.76%	3.08%	—	26.94%	22.23%	100%

*	Assuming the designated investors do not hold any Shares of the Company and are independent third parties not connected to the Company and its connected persons.

7.	PURPOSES AND IMPACT OF THE NEW ISSUE AND RISK FACTORS RELATING TO THE COMPANY
(Figures expressed in this paragraph are under the PRC GAAP)
	7.1	Purpose of New Issue

As a listed company whose shares are listed on the stock exchanges in Shanghai, Hong Kong and New York, the Company has since its establishment been dedicating to creating long-term, stable and growing returns for its shareholders and providing society with sufficient, reliable, environment-friendly power. Throughout the years, the Company has been insisting on the strategy of green-field development and acquisition. The Company has a rapid increase in its scale of installation capacity and total assets. By 30 September 2009, the equity-based installed capacity was 40,975MW and the controlled installed capacity 43,782MW. The total assets amounted to RMB188.45 billion and the total liabilities RMB141.25 billion. The contribution of equities to the owners of the parent company were RMB39.78 billion. From January to September 2009, the operation income amounted to RMB56.68 billion and the net profit attributable to the parent company was RMB4.13 billion.

Guided by the Eleventh Five Year Plan for Energy Development and the Mid-Long-term Development Plan for Renewable Energy formulated by the State, HPI has actively  adjusted its structure of power supply, increased its efficiencies, and identified up to end of 2010 the realization of the strategic targets of having its power installation capacity to exceed 60 million KW; the controllable capacity in the coal supply at 50 million tons/year; the capability for storage, transportation and transit of coal at ports to exceed 40 million tons/year; the capability of the marine transportation of coal to exceed 30 million tons/year. On aspect relating to rationalization of power supply structure, the Company has actively invested in the construction of clean energy projects. The Company has further expanded coal-fired power generators set with "a larger volume, higher parameters and higher efficiency and environmental friendly", to save the energies and reduce emissions, lower environmental expenses and improve the operational efficiency. The construction and launching of these power projects are in line with the national energy strategy and industry regulations. With the protection of the recently amended Renewable Energy Law and other laws and regulations, the Company will gradually form a diversified power generation asset structure which principally focuses on the coal-fired power and is complemented by new energies for realization of continuous development. On the other hand, the Company has made efforts to implement the strategy of Òintegrated storage and transportation for fuel coalÓ by investing into upstream coal assets, developing rail/port transportation links and building large storage and transportation bases along coastal areas. These projects will provide a strong support to the power generation assets at the economically developed coastal region, and is conducive to lower the operational risks due to the fluctuation in fuel cost and inadequacy in coal transportation, thereby realizing the synergy of the industrial chain.

With the continuing growth of the asset scale, the Company has gradually increased its gearing ratio, reaching 74.96% as at 30 September 2009. For purpose of adjusting its capital structure, lowering the gearing ratio and satisfying more appropriately the requirements of funds for the new construction projects, the Company proposes to offer the New A Share Issue and the New H Share Issue, in order to substantiate its capital strength, further expand the scale of the Company’s installation capacity, optimize the power-generating assets structure, enhance the profitability and core competitive strengths, realize sustainable growth and reward the investing public with good performances.

7.2	Impact on the Company

After the fund raised from the New Issue is available, the Company’s capital on equity basis will be increased, the cash flow will be re-inforced, the financial situation will be improved significantly, its asset/liability structure will be rationalized, its earning power will further be upgraded and hence its competitive edge as a whole will be strengthened. The impacts of the New Issue on the financial position, profitability, cash flow and liabilities are detailed as follows:

	(1)	Impact on the financial position

With the completion of the New Issue, the capital on equity basis will be increased, the cash flow will be strengthened rapidly while the gearing ratio will be lowered. Also, as the loans from the financial institutions will be repaid, the gearing ratio will be further lowered. This will help reduce the financial risks.

	(2)	Impact on profitability

Pursuant to the newly amended Renewable Energy Law, the State will implement a full-amount protective acquisition system in relation to renewable power generation. This will give support and assurance to the profitability of the four wind power projects in which the proceeds of the New Issue will invest. On the other hand, the expansion projects of the four coal-fired power generation plants in which the proceeds of the New Issue will invest will reinforce the competitive edge in term of the scale of the installation capacity in the economically developed areas along the coast, the coal affluent areas or power loading centres. Benefited from the relatively high operation efficiency and the integration of the industrial chain of coal-electricity power, the profitability of the Company is expected to be further increased.

Also, as the projects are being implemented with the funds raised out of the New Issue, the power generation structure of the Company will be further optimized. This will help enhance the profitability of the Company.

	(3)	Impact on cash flow

After the completion of the New Issue, the cash inflow from the fund-raising activities will be greatly increased. This will have favourable impact on ensuring a smooth commencement of the operation of its projects as well as on-going development of the Company.

	(4)	Impact on the Company’s liabilities

As at 30 September 2009, the gearing ratio of the Company was approximately 74.96%. Assuming the proceeds from the New A Share Issue and the New H Share Issue amounted to RMB10.31 billion (Note 3) and the funds raised will be used to repay the loan of RMB2.1 billion to financial institution as planned, the Company’s gearing ratio will be decreased to approximately 70.76%. Therefore, the New Issue can enhance the asset and liabilities structure of the Company, which is conducive to minimise the financial risks of the Company.

Note 3:
Based on issuing 1,200 million A Shares at the minimum subscription price of RMB7.13, and the 400 million H Shares at 5% share premium over the closing price per H Share on the last trading day as quoted on the Stock Exchange immediately prior to the Price Determination Date, i.e. HK$4.97.

7.3	Risk Factors relating to the Company

(1)	Business and Operational Risks

(i)    Risk due to the fluctuation of macroeconomic environment and decrease of power demand

The performance of power industry is closely related to the macro economy and economic lifecycle. The top-down cycle will directly reduce the power demand from industrial production and domestic use and intensify the competition between power plants. This will have a relatively major impact on the development of the power industry.

Affected by the global and domestic economic environment, the power demand of China decreased in 2008. In 2009, there has been an increase in the power consumption but the pace of which was relatively slow. Coupled with the relatively faster growth rate in the scale of the generation installation capacity across the nation, the supply-demand landscape of the power market has changed. Given that the trend of China’s economy is still unstable and is subject to volatility and imbalance, if the growth of the economy slows down or slackens, there exists a risk of a decrease in power demand and a reduction of utilization hours of the power equipments. These may have a negative impact on the operation of the Company.

(ii)  Risk from rise in coal price

In 2008, with the substantial increase of the coal price, the profitability across the power industry has weakened significantly by and coal-fired power plants have generally suffered loss. Since the second half of 2009, the power demand accelerated at a faster speed. Due to the limited supply in coal, the supply and demand for coal and power becomes tense and the coal price continues to increase. It is expected that the supply and demand for coal in the future remains tense while the coal price remains to be at high level. As currently the generating units of the Company comprises mainly the coal-fired generating units, therefore the main risk factor encountered by the Company remains to be the uncertainty and the volatility of the upstream coal market.

(2)	Financial Risks

The power industry is capital-intensive. The construction of power plants features massive capital investments and a long construction period. Huge amount of capital investment are required for the Company’s expansion of its for the Company to expand its operational scale and maintenance and renovation of its equipment. With the continuing expansion of the business structure and investment scale, the Company will therefore have an increasing demand for funds. Hence it will gradually increase the Company’s gearing ratio as well as its exposure to financial risks.

(3)	Political Risks

(i)     Policy Risk

Any change to the State’s macroeconomic policies or power industrial policies may impact the operational environment of the Company. As the reform of the power industry is being implemented and intensified, the development and reform of the power industry is being deepened, the government will continue to vary, supplement and perfect the existing policies and regulations governing the power industry. Any change of the applicable polices and regulations may affect the business of the Company and its profitability.

(ii)    Environmental Policy Risk

China has continuously intensified its efforts in the environmental governance. With the rising of environmental standards, the Company may have to pay more expenses for the pollutant emission quota and the operation and maintenance of environmental facilities. These will increase the operational expenses of the Company.

(4)	Other Risks

(i)    Risk of obtaining the approval for the placement

The placement is still pending for satisfactory fulfilment of a number of conditions precedent, including but not limited to the approvals from the general meeting and the Class Meetings with respect to the New A Share Issue and the New H Share Issue, the approval from the State-owned Asset Supervision and Administration Commission with respect to the matters concerning the state-owned assets issue arising out of the New A Share Issue and the New H Share Issue and the approval from the China Securities Regulatory Commission with respect to the New A Share Issue and the New H Share Issue. As at the Latest Practicable Date, the above approvals have not yet been obtained. It is still uncertain whether and when the approvals can be obtained or granted. Therefore, there exists an uncertainty on whether or not the New Issue can ultimately be carried out.

(ii)   Risk of project development and benefit

The investment project of the Company may be negatively impacted by some uncontrollable factors, such as delay in completion of the projects, etc. which may not only affect the normal development and construction of the projects concerned, but also impact on the operational performance, financial conditions and development perspective of the Company.

In addition, for the purpose of the New Issue, professional parties have been retained to carry out a detailed feasibility study. According to the feasibility study, all the economic assessments of the project are feasible. However, if there is any deviation in any of factors under consideration in the feasibility study, or the occurrence of any substantial change in the actual investments, it may lead to a material deviation in the analytical result and may have the actual results of the investment projects to deviate from the expected results.

8.	USE OF PROCEEDS

8.1	An amount of not exceeding RMB8.60 billion from the net proceeds of the New A Share Issue (after deducting the issuing expenses) is proposed to be used in the following projects:

No.	Projects	Installed capacity	Total Investment amount	Proposed maximum amount of proceeds to be invested
		(MW)	(in millions of RMB)	(in millions of RMB)
1.	Gansu Ganhehou Second Wind Power Plant Project	199.5	2,037	1,450
2.	Gansu Qiaowan Second Wind Power Plant Project	201	2,047	1,460
3.	Gansu Qiaowan Third Wind Power Plant Project (North)	101	1,050	750
4.	Huaneng Kangbao Wind Power (49.5MW) Phase I Project	49.5	525	370
5.	Jiangsu Huaneng Jinling Power Plant Phase II Project (closing down larger coal-fired generation units and replacing by smaller generation units)	1,000	5,160	220
6.	Huaneng Fuzhou Power Plant Phase III (Unit No.5) Expansion Project	600	2,870	1,790
7.	Huaneng Pingliang Power Plant Phase II Expansion Project	2 x 600	4,350	260
8.	Hunan Huaneng Yueyang Power Plant Phase III Project (closing down larger coal-fired generation units and replacing by smaller generation units)	600	2,536	200
9.	Repayment of loans to financial institutions	—	—	2,100

If the Company has already used its internal fund or funds obtained from banks in the investment of part of the projects before the proceeds from this fund raising exercise becomes available, then the proceeds of the New A Share Issue, when available, will be used to repay relevant bank loans and to supplement the Company’s working capital. If the actual amount of the proceeds raised (after deducting the issuing expenses) is insufficient to satisfy all of the investment needs of the above projects, the deficiency shall be made up by bank loans or internal funds or other methods by the Company. If the actual amount of the proceeds raised (after deduction of the issuing administrative fees) is more than the aggregate of the investment requirements of above projects, the surplus shall be used to supplement the Company’s working capital.

8.2
The amount of the net proceeds from the New H Share Issue (after deducting the issuing expenses) is planned to increase the capital of SinoSing Power (Pte) Limited, an off-shore company which is wholly-owned by the Company, for development of the overseas business.

9.	FUND RAISING IN THE PAST TWELVE MONTHS
The Company has not conducted any fund raising activities involving the issue of equity shares within the 12 months immediately prior to the date of this announcement.
10.	ACCUMULATED UNDISTRIBUTED EARNINGS

Following the completion of the New A Share Issue and the New H Share Issue, the existing and new Shareholders of the Company shall be entitled to the accumulated undistributed earnings of the Company prior to the New Issue.

11.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION CONSEQUENTIAL TO THE NEW ISSUE

In accordance with the results of the New A Share Issue and the New H Share Issue, the Company will make corresponding amendments to the Article of Association, including but not limited to, the amendment to Articles 15 and 19, and will obtain approval from the general meeting to authorise Mr. Huang Long (Director) and Mr. Liu Guoyue (Director) to implement the amendments following completion of the New A Share Issue and the New H Share Issue.

The proposed amendments to the Articles of Associations consequential to the New Issue are subject to the approval of the Shareholders by way of a special resolution at the general meeting and will become effective after the approval from the relevant government authorities in the PRC is obtained, if the New Issue is approved at the EGM and the Class Meetings and the Company has obtained approval from the CSRC in respect of the New Issue.

12.	APPOINTMENT OF INDEPENDENT FINANCIAL ADVISER UNDER HONG KONG LISTING RULES

According to the Hong Kong Listing Rules, the Independent Board Committee will advise the Independent Shareholders in connection with the New Issue Connected Transactions (including the Subscription Agreements). Pursuant to Rules 14A.21 and 13.39(6)(b) of the Hong Kong Listing Rules, an independent financial adviser will be appointed by the Company to make recommendations to the Independent Board Committee and Independent Shareholders as to whether the terms of the New Issue Connected Transactions are fair and reasonable and whether the New Issue Connected Transactions are in the interests of the Company and the shareholders as a whole and to advise the Independent Shareholders on how to vote.

13.	EGM AND CLASS MEETINGS

The issue of new A Shares and new H Shares pursuant to the New Issue will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Hong Kong Listing Rules, the issue of such new A Shares and H Shares is subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings.  As the transactions as contemplated by the Subscription Agreements constitute connected transactions to the Company, the New Issue is subject to the obtaining of the approval from Independent Shareholders pursuant to Rule 14A.18 of the Hong Kong Listing Rules. Huaneng Group, Hua Neng HK and their associates will abstain from voting at the EGM to be convened for the purpose of approving the issue of new A Shares and H Shares pursuant to the New Issue. Likewise, Huaneng Group, Hua Neng HK and their respective associates will also abstain from voting at the respective class meetings for holders of A Shares and H Shares to be convened for the purpose of approving the New Issue.

The Company will convene an EGM and Class Meetings in March 2010 to consider the approval of the New Issue Connected Transactions (including the Subscription Agreements). The voting at such meetings will be taken by poll and the Company will make an announcement of the poll results. Huaneng Group, Hua Neng HK and their respective associates (holding an aggregate of 6,141,786,667 shares in the Company, representing approximately 50.95% of the total issued shares of the Company as at the date of this announcement) will abstain from voting at the EGM and Class Meetings in respect of the special resolutions to approve the New Issue Connected Transactions (including the Subscription Agreements). The Company expects that the notice of the EGM, H Share Class Meeting and the circular giving further information relevant to the New Issue Connected Transactions and containing the advice of the independent financial adviser appointed by the Company to make recommendations to the Independent Board Committee and the Independent Shareholders as to whether the terms of the New Issue Connected Transactions are fair and reasonable and whether the New Issue Connected Transactions are in the interests of the Company and the Shareholders as a whole, to advise the Independent Shareholders on how to vote and the recommendations from the Independent Directors are expected to be despatched to Shareholders within 21 days from the date of this announcement.

The Directors are of the view that the Subscription Agreements were entered into: (i) on normal commercial terms (on arm’s length terms or on terms no less favourable than those obtained from independent third party); (ii) on terms that are fair and reasonable; and (iii) the Subscription Agreements are in the interests of the Company and its shareholders as a whole.

WARNING: The New Issue is a possibility only. Completion of the New Issue is conditional upon the fulfillment of certain conditions under the Subscription Agreements as mentioned above. Accordingly, the Subscription Agreements may or may not be completed and the New Issue may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

The New A Share Issue and the New H Share Issue are inter-conditional upon each other, i.e. they will not be implemented if the approvals by the general meeting, class meetings and the CSRC cannot be obtained or the relevant government authorities have declined to grant their approvals to the matters relating to either the New A Share Issue or the New H Share Issue. Concurrently, the placements of the new A Shares to Huaneng Group and the new H Shares to Hua Neng HK, respectively, are subject to condition that the Company is satisfied with the results of the book-building of the New A Share Issue (including the final subscription price per Share and the number of shares to be issued).

14.	RESUMPTION OF TRADING

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 8 January 2010. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:30 a.m. on 18 January 2010.

15.	DEFINITIONS
In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	the listed domestic shares in the ordinary share capital of the Company, with a par value of RMB1.00 each in the capital of the Company;

"A Shares Subscription Agreement"	the A Shares subscription agreement dated 15 January 2010 between the Company and Huaneng Group;

"Articles of Association"	the articles of association of the Company, as amended from time to time;

"associates"	has the meaning ascribed thereto under the Hong Kong Listing Rules;

"Board"	the board of directors of the Company;

"China" or "PRC"	the People's Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan;

"Class Meetings"	the class meeting for holders of A Shares and the class meeting for holders of H Shares to be held in March 2010;

"Company", "HPI"	Huaneng Power International, Inc.;

"connected person"	has the meaning ascribed thereto under the Hong Kong Listing Rules;

"CSRC"	the China Securities Regulatory Commission;

"Directors"	the directors of the Company;

"EGM"
the  extraordinary general meeting of the Company to be convened and held in March 2010 for the purpose of approving, among other things, the New Issue and the amendments to the Articles of Association;

"H Share(s)"	the overseas listed foreign invested shares in the ordinary share capital of the Company, with a par value of RMB1.00 each in the capital of the Company;

"H Shares Subscription Agreement"	the H Shares subscription agreement dated 15 January 2010 between the Company and Hua Neng HK;

"HIPDC"	Huaneng International Power Development Corporation;

"HK$"	Hong Kong dollars, the lawful currency of Hong Kong;

"Hong Kong"	Hong Kong Special Administrative Region of the PRC;

"Hong Kong Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited;

"Hua Neng HK"	China Hua Neng Group H.K. Ltd.;

"Huaneng Group"	China Huaneng Group;

"Independent Board Committee"
a committee of the Board established for the purpose of considering the New Issue Connected Transactions, comprising independent non-executive Directors who are independent of the New Issue Connected Transactions;

"Independent Shareholders"	shareholders of the Company other than Huaneng Group, Hua Neng HK and their respective associates;

"New A Share Issue"	the placing of not exceeding 1.2 billion new A Shares of the Company to not more than 10 designated investors including Huaneng Group;

"New H Share Issue"	the placing of not exceeding 400 million new H Shares of the Company to Hua Neng HK;

"New Issue"	collectively, the New H Share Issue and the New A Share Issue;

"New Issue Connected Transactions"
collectively, the placing of new A Shares to Huaneng Group under the New A Share Issue and the placing of new H Shares to Hua Neng HK under the New H Share Issue, pursuant to A Shares Subscription Agreement and the H Shares Subscription Agreement, respectively;

"Price Determination Date"	18 January 2010, i.e. the date on which the resolution of the 8th Meeting of the Sixth Session of the Board in respect of the New Issue was announced;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shanghai Stock Exchange"	Shanghai Stock Exchange;

"Shanghai Listing Rules"	the Listing Rules of the Shanghai Stock Exchange;

"Share(s)"	share(s) with a per value of RMB1.00 each in the capital of the Company, including A Shares and H Shares;

"Shareholder(s)"	the holders of the Shares;

"Stock Exchange"	The Stock Exchange of Hong Kong Limited;

"Subscription Agreements"	collectively, the H Shares Subscription Agreement and the A Shares Subscription Agreement; and

"Trading day"
with respect to A Shares, means a day on which the Shanghai Stock Exchange is open for dealing or trading in securities, and with respect to H Shares, means a day on which the Stock Exchange is open for dealing or trading in securities.

All amounts in RMB have been translated in HK$ at the rate of HK$1.00=RMB0.88 in this announcement for illustration purpose. No representation is made that any amounts in RMB or HK$ have been, could have been or could be converted at the above rate or at any other rates at all. Certain figures expressed in this announcement are the direct aggregation of the relevant figures. There may be slight variation due to the rounding up or down of the last digit.

By Order of the Board Huaneng Power International, Inc. Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)

Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
18 January 2010